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Rule 3.19A.3

FEB 01 2006

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Fosters Brewing Group

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

SUPPL

Name of director	Brian Healey
Date of last notice	6 September 2005
Date that director ceased to be director	1 January 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
26,134 Ordinary Shares

PROCESSED
FEB 03 2006
THOMSON
FINANCIAL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
J.M Healey	20,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	**N/A**
Nature of interest	**N/A**
Name of registered holder (if issued securities)	**N/A**
No. and class of securities to which interest relates	**N/A**